Filed by Amcor plc
Pursuant to Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Berry Global Group, Inc.
Commission File No.: 333-284248

Explanatory Note: The following is a transcript of the earnings release conference call and webcast held by Amcor plc on February 4, 2025.

PK Opening Script – Q2 FY25

Thank you, Tracey. And thank you to all who have joined us for today's call.

Amcor had a very active second quarter and we are progressing well on three clear priorities:

•	One, deliver on the base business;

•	Two, complete the work required to close the announced merger with Berry Global; and

•	Three, make sure we are well prepared for a fast start on integration.

With the base business, we start as always with safety on Slide 3. I am incredibly proud of the commitment our teams demonstrate to safety every day. The safety and wellbeing of our people will always be our top priority and we are constantly looking for opportunities to improve. In fiscal 2025 to-date, we have continued to deliver outstanding results. We achieved an industry leading total recordable incident rate, or TRIR, of point three zero and 79% of our sites remained injury free for more than a year.

Our key messages for today are on slide 4. Q2 results were in-line with the expectations we set in October as we continued to execute and deliver across key financial metrics. We are pleased to report a return to sales growth in Q2, albeit modest, supported in part by our fourth consecutive quarter of sequential volume improvement. Margins also continued to improve, helping drive a 5% increase in both adjusted EBIT and EPS on a comparable basis. This solid performance leaves us on track to deliver against our full year guidance which we are reaffirming again today. And finally, as we continue to execute well on the underlying business, we are also highly focused on the unique opportunity we have to accelerate growth and enhance earnings and cash generation, through the previously announced combination with Berry.

Turning to slide 5. On our Q1 earnings call in October, I outlined my strategy for Amcor to deliver consistent, sustainable organic growth in the low to mid-single digit range through an unwavering focus on our customers, on sustainability and on our portfolio mix. I also shared my future vision for Amcor to become the global packaging partner of choice.

The merger with Berry is directly aligned with this strategy and moves us further towards our vision. Slide 6 highlights the compelling rationale behind this combination.

•	One of the most powerful and transformational long term benefits of this merger is the opportunity to drive stronger, more consistent and sustainable volume-driven organic growth and to further improve margins. There are a number of growth unlocks that will become available, with two of the most significant shown on this slide.

•	First, the combined company will be a better business with a broader primary packaging portfolio at scale across consumer goods and healthcare end markets. In the context of a stronger, larger scale company, Amcor will be uniquely positioned to further refine and prune our portfolio mix to focus even more on attractive higher value, faster growing end markets. This journey is already underway with Berry’s recent divestitures of its HHNF and Tapes businesses, which have significantly enhanced their product mix while reducing cyclicality. .As a result of further pruning we will increase average growth rates, margins and cash generation across the remaining portfolio.

•	Second, this combination creates exceptional capabilities in material science and innovation. We will drive growth through innovation and more sustainable packaging solutions by effectively and efficiently leveraging our combined resources. Bringing together more than 1,500 R&D professionals and annual R&D investment of $180 million will allow us to optimize and redirect R&D spend, providing capacity to focus on solving the most complex functionality and sustainability challenges faced by our customers and consumers.

•	Accelerated growth combined with significant synergies, means this combination will drive compelling near and long term value for all shareholders.

Moving to Slide 7. You’ve seen this slide before, but let me recap a few of the drivers behind the significant and sustainable financial value we are creating. We continue to pressure test our assumptions and are confident in the $650 million in total cost, growth and financial synergies we’ve identified and will deliver. We expect to realize 40%, or $260 million, of total synergies in the first year and the full run rate in year three, with an additional $280 million of one-time cash benefits from working capital improvements which will fund cost to achieve synergies. Including synergies, this combination is expected to deliver significant cash EPS accretion of over 35% and annual cash flow in excess of $3 billion. This will allow us to maintain a strong investment grade balance sheet and deploy additional cash to invest in organic growth and M&A. We expect to increase long term EPS growth and take the outcomes under our shareholder value creation model to a new and higher level.

Turning to slide 8 and an update on the steps we have taken towards closing… We are moving very quickly from a process perspective to complete the work required to bring the merger to close. On January 23 we filed the definitive joint proxy statement/prospectus with the SEC, and shareholder meetings are scheduled to take place on February 25. Initial materials required to secure regulatory approvals across nearly all required jurisdictions have been submitted and the first approvals have been received. The composition of the Board of Directors has been finalized and our path to completion is well advanced.

From an integration preparedness perspective, we are also well positioned. We have focused on building our teams, filling key roles and ensuring we will make a fast start upon close with clearly defined plans for the first 100-days, in-line with our proven integration playbook. We have a strong track record of successfully executing on large transactions and our teams have significant experience in integrating sizeable businesses.

Moving to Slide 9 for a summary of our financial results.

As noted earlier, delivering on the base business is a top priority and we continue to execute well, with second quarter results in line with expectations. Our differentiated value proposition resonates with customers, supporting a return to overall sales growth in Q2, as net sales of $3.2 billion were slightly ahead of last year. Overall volumes grew by 2.3%, improving on the first quarter and more than offsetting an unfavorable impact of price/mix. This was the fourth consecutive quarter of sequential improvement in volumes. As expected, destocking continued in healthcare and demand remained soft in the North America beverage business, impacting mix and unfavorably impacting overall volumes by more than 1%. Across the balance of the business, overall volumes growth was consistent with the first quarter, up approximately 4%.

Improving volume trends and continued proactive cost and productivity actions more than offset unfavorable price/mix headwinds, leading to another quarter of solid earnings growth. Adjusted EBIT increased by 5% compared with last year and adjusted EBIT margin expanded year over year by 40 basis points . Adjusted earnings per share of 16.1 cents also grew by 5% on a comparable basis and cash generation was above the prior year, positioning us to reaffirm our fiscal year guidance.

I’ll now turn the call over to Michael to cover the result and outlook in more detail.

Michael:   Thanks, PK. Hello, everyone.

Beginning with the Flexibles segment on Slide 10 and focusing on our fiscal Q2 performance.  Q2 volumes were up 3% compared with last year reflecting ongoing solid growth across all key geographies and a number of important end markets.

Net sales also returned to growth, increasing by 1% on a comparable constant currency basis.

Higher volumes more than offset unfavorable price/mix of approximately 2%, primarily related to lower healthcare volumes. As expected, and discussed in our last two earnings calls, continued destocking in healthcare in North America and Europe pharmaceuticals resulted in a headwind of approximately 1% to overall segment volumes.  Compared to the fiscal first quarter, destocking abated and the related price/mix headwind improved. Exiting the second quarter, we believe healthcare destocking is now largely behind us. Across the balance of our flexibles portfolio, volumes were up approximately 4%, reflecting solid demand across regions and in many product categories.

In North America and Europe, second quarter demand remained solid, with volumes increasing mid-single digits in both regions, despite the negative impact of healthcare destocking.  Top line growth was strong across the Asian region, reflecting price/mix benefits and mid-single digit volume growth, supported by strong demand in China and across South East Asia. In Latin America, volumes were broadly in line with last year’s second quarter, with good growth in Colombia and Peru offset by softer demand in Argentina.

From a product category standpoint, ready meals and premium coffee showed strong growth, and dairy, meat, liquids and pet care were up low to mid-single-digits. In healthcare, medical returned to growth, however, pharma volumes continued to be down low double digits compared with last year as a result of destocking, which as I mentioned earlier is now largely behind us.

Good earnings leverage continued and adjusted EBIT for the quarter of $322 million grew by 4% on a comparable constant currency basis. Higher volumes, combined with strong cost performance and the benefits from restructuring led to another quarter of margin expansion with adjusted EBIT margins up 20 basis points to 12.8%.

Turning to Rigid Packaging on Slide 11.

The Rigids business continues to advance its performance and the trajectory of overall segment volumes improved for the fourth consecutive quarter. Net sales were approximately 1% lower than last year reflecting an unfavorable impact from price/mix of approximately 2%, partly offset by a return to volume growth with overall volumes up approximately 1%.

As expected, customer and consumer demand in the North America Beverage business remained soft and variable through the quarter. While beverage volumes were down mid-single digits, this marks an improvement on the first quarter of approximately 4 percentage points.

Latin America volumes were down low single digits versus last year, reflecting weaker customer demand in Argentina and Colombia, which was partly offset by growth in other countries including Brazil.  The specialty containers business delivered strong growth in spirits, wine and beer, with volumes down in healthcare due to destocking and volumes in the closures business were higher than last year.

From an earnings perspective, the business is executing well with another quarter of growth and margin expansion reflecting benefits from an ongoing focus on cost and productivity measures.

Adjusted EBIT of $53 million in was up 10% on a comparable constant currency basis, with EBIT margin increasing by 70 basis points to 7.3%.

Finally, in late December we completed the sale of our 50% interest in the Bericap North America closures business which we announced in October. Proceeds of $122 million were used to reduce debt, demonstrating our commitment to disciplined capital allocation.

Which takes us to cash flow and the balance sheet on slide 12.

On a year to date basis, the business generated a net cash outflow of $38m which includes an inflow of more than $350 million in cash flow in the second quarter, approximately $80 million better than last year’s second quarter, largely on the back of improvements in working capital.

Stronger quarterly cash flow and receipt of proceeds from the Bericap sale led to a reduction in net debt of approximately $350 million compared with last quarter. Leverage also improved sequentially, coming in at 3.3 times, which is in-line with the expectations we provided on our October call.  We expect leverage to further reduce through the second half of the fiscal year and we remain confident in meeting our expectation to exit fiscal 2025 with leverage at 3.0 times or lower.

Through the first six months of fiscal 2025, we returned approximately $365 million in cash to shareholders through our quarterly dividend.

This brings me to the outlook on Slide 13.

As PK mentioned, based on our first half performance we remain confident in our outlook and we are again reaffirming our guidance for the fiscal year. For fiscal 2025, we continue to expect adjusted earnings to be in the range of $0.72 to $0.76 per share on a reported basis, representing comparable constant currency growth of 3% to 8%. We continue to expect to deliver strong growth in the underlying business for the year as earnings momentum continues to build. As we’ve pointed out previously, it's important to remember that this guidance includes an EPS headwind of approximately 4% related to more normalized levels of incentive compensation based on our expectations for improved annual financial results. Excluding this incentive normalization, we expect growth from the underlying business in the high single to low double-digit range.

We continue to assume overall volumes will increase in the low to mid-single-digit range for the year, with trading performance through January aligned with this expectation. We have updated our interest expense guidance to $290 million and $300 million, bringing the mid point modestly lower, to reflect a benefit in the second half related to Bericap proceeds being used to reduce debt. As a reminder, the overall impact of the Bericap sale on EPS for the year is relatively neutral, taking into account the loss of earnings and the benefit of lower interest. Our effective tax rate range remains unchanged at 19% to 20%.

In terms earnings phasing through fiscal 2025, we expect this will be aligned with historical average, with the second half generating 55 to 58% of EPS based on our guidance range, and the fourth quarter typically being the strongest of the year.

And finally, we are affirming our expectations to generate strong adjusted free cash flow in the range of $900 million to $1 billion for the year, supporting our confidence in exiting the year with leverage back at 3x or lower as I noted earlier.

We are pleased with our continued execution across the underlying business, we are confident in our outlook for the year and we’re excited about the additional opportunities we will have to accelerate future growth through our combination with Berry.

With that, I'll hand back to PK.

PK close

A few closing remarks to summarize ahead of taking questions.

We are executing well on the underlying business and are confident our merger with Berry is a winning combination for all stakeholders. The path to completion is clear with meaningful milestones already behind us. We remain highly focused on next steps to ensure we are setting the organization up for success and we remain on track and confident the transaction will close around the middle of calendar year 2025.

Operator, we are ready to take questions

PK Final comment

Thank you for your questions and your time today. We are pleased with our execution on the business and excited for our future combination with Berry. We look forward to the opportunity to meet with some of you at upcoming conferences. Enjoy your day.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain statements that are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally identified with words like “believe,” “expect,” “target,” “project,” “may,” “could,” “would,” “approximately,” “possible,” “will,” “should,” “intend,” “plan,” “anticipate,” "commit," “estimate,” “potential,” "ambitions," “outlook,” or “continue,” the negative of these words, other terms of similar meaning, or the use of future dates. Such statements, including projections as to the anticipated benefits of the proposed Transaction (as defined herein), the impact of the proposed Transaction on Amcor's business and future financial and operating results and prospects, and the amount and timing of synergies from the proposed Transaction, are based on the current estimates, assumptions, projections and expectations of the management of Amcor and are qualified by the inherent risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties many of which are beyond Amcor's control. Neither Amcor nor any of its respective directors, executive officers, or advisors, provide any representation, assurance, or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Amcor. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on Amcor's business, the proposed Transaction and the ability to successfully complete the proposed Transaction and realize its expected benefits. Risks and uncertainties that could cause actual results to differ from expectations include, but are not limited to: occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement and Plan of Merger ("Merger Agreement") in connection with the proposed merger (the "Transaction") of Amcor and Berry Global Group, Inc. ("Berry"); risk that the conditions to the completion of the proposed Transaction with Berry (including shareholder and regulatory approvals) are not satisfied in a timely manner or at all; risks arising from the integration of the Amcor and Berry businesses; risk that the anticipated benefits of the proposed Transaction may not be realized when expected or at all; risk of unexpected costs or expenses resulting from the proposed Transaction; risk of litigation related to the proposed Transaction; risks related to the disruption of management's time from ongoing business operations as a result of the proposed Transaction; risk that the proposed Transaction may have an adverse effect on our ability to retain key personnel and customers; general economic, market and social developments and conditions; evolving legal, regulatory and tax regimes under which we operate; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed Transaction that could affect our financial performance; changes in consumer demand patterns and customer requirements in numerous industries; the loss of key customers, a reduction in their production requirements, or consolidation among key customers; significant competition in the industries and regions in which we operate; an inability to expand our current business effectively through either organic growth, including product innovation, investments, or acquisitions; challenging global economic conditions; impacts of operating internationally; price fluctuations or shortages in the availability of raw materials, energy, and other inputs which could adversely affect our business; production, supply, and other commercial risks, including counterparty credit risks, which may be exacerbated in times of economic volatility; pandemics, epidemics, or other disease outbreaks; an inability to attract and retain our global executive team and our skilled workforce and manage key transitions; labor disputes and an inability to renew collective bargaining agreements at acceptable terms; physical impacts of climate change; cybersecurity risks, which could disrupt our operations or risk of loss of our sensitive business information; failures or disruptions in our information technology systems which could disrupt our operations, compromise customer, employee, supplier, and other data; a significant increase in our indebtedness or a downgrade in our credit rating could reduce our operating flexibility and increase our borrowing costs and negatively affect our financial condition and results of operations; rising interest rates that increase our borrowing costs on our variable rate indebtedness and could have other negative impacts; foreign exchange rate risk; a significant write-down of goodwill and/or other intangible assets; a failure to maintain an effective system of internal control over financial reporting; an inability of our insurance policies, including our use of a captive insurance company, to provide adequate protection against all of the risks we face; an inability to defend our intellectual property rights or intellectual property infringement claims against us; litigation, including product liability claims or litigation related to Environmental, Social, and Governance ("ESG"), matters or regulatory developments; increasing scrutiny and changing expectations from investors, customers, suppliers, and governments with respect to our ESG practices and commitments resulting in additional costs or exposure to additional risks; changing ESG government regulations including climate-related rules; changing environmental, health, and safety laws; changes in tax laws or changes in our geographic mix of earnings; and other risks and uncertainties are supplemented by those identified from time to time in our filings with the Securities and Exchange Commission (the “SEC”), including without limitation, those described under Part I, "Item 1A - Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended June 30, 2024 and as updated by our quarterly reports on Form 10-Q. You can obtain copies of Amcor’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and Amcor does not undertake any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Presentation of non-GAAP information

Included in this communication are measures of financial performance that are not calculated in accordance with U.S. GAAP. These measures include adjusted EBITDA and EBITDA (calculated as earnings before interest and tax and depreciation and amortization), adjusted EBIT and EBIT (calculated as earnings before interest and tax), adjusted net income, adjusted earnings per share, adjusted free cash flow, net debt and synergies from the proposed Transaction. In arriving at these non-GAAP measures, we exclude items that either have a non-recurring impact on the income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. Note that while amortization of acquired intangible assets is excluded from non-GAAP adjusted financial measures, the revenue of the acquired entities and all other expenses unless otherwise stated, are reflected in our non-GAAP financial performance earnings measures. While not all inclusive, examples of these items include: material restructuring programs, including associated costs such as employee severance, pension and related benefits, impairment of property and equipment and other assets, accelerated depreciation, termination payments for contracts and leases, contractual obligations, and any other qualifying costs related to restructuring plans; material sales and earnings from disposed or ceased operations and any associated profit or loss on sale of businesses or subsidiaries; changes in the fair value of economic hedging instruments on commercial paper and contingent purchase consideration; pension settlements; impairments in goodwill and equity method investments; material acquisition compensation and transaction costs such as due diligence expenses, professional and legal fees, and integration costs; material purchase accounting adjustments for inventory; amortization of acquired intangible assets from business combination; gains or losses on significant property and divestitures and significant property and other impairments, net of insurance recovery; certain regulatory and legal matters; impacts from highly inflationary accounting; expenses related to the Company's Chief Executive Officer transition; and impacts related to the Russia-Ukraine conflict.

Amcor also evaluates performance on a comparable constant currency basis, which measures financial results assuming constant foreign currency exchange rates used for translation based on the average rates in effect for the comparable prior year period. In order to compute comparable constant currency results, we multiply or divide, as appropriate, current-year U.S. dollar results by the current year average foreign exchange rates and then multiply or divide, as appropriate, those amounts by the prior-year average foreign exchange rates. We then adjust for other items affecting comparability. While not all inclusive, examples of items affecting comparability include the difference between sales or earnings in the current period and the prior period related to disposed, or ceased operations. Comparable constant currency net sales performance also excludes the impact from passing through movements in raw material costs.

Management has used and uses these measures internally for planning, forecasting and evaluating the performance of the Company’s reporting segments and certain of the measures are used as a component of Amcor’s Board of Directors’ measurement of Amcor’s performance for incentive compensation purposes. Amcor believes that these non-GAAP measures are useful to enable investors to perform comparisons of current and historical performance of the Company. For each of these non-GAAP financial measures, a reconciliation to the most directly comparable U.S. GAAP financial measure has been provided herein. These non-GAAP financial measures should not be construed as an alternative to results determined in accordance with U.S. GAAP. The Company provides guidance on a non-GAAP basis as we are unable to predict with reasonable certainty the ultimate outcome and timing of certain significant forward-looking items without unreasonable effort. These items include but are not limited to the impact of foreign exchange translation, restructuring program costs, asset impairments, possible gains and losses on the sale of assets, and certain tax related events. These items are uncertain, depend on various factors, and could have a material impact on U.S. GAAP earnings and cash flow measures for the guidance period.

This document also includes certain projections of non-GAAP financial measures related to the combined company after the consummation of the proposed Transaction. Due to the high variability and difficulty in making accurate forecasts and projections in connection with the results of the combined company after the consummation of the proposed Transaction, together with certain information excluded from these projected non-GAAP financial measures not being ascertainable or accessible, Amcor is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP financial measures for such projected non-GAAP financial measures and no reconciliation of projected non-GAAP financial measure for the combined company to directly comparable GAAP measures has been included in this document.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between Amcor plc (“Amcor”) and Berry Global Group (“Berry”), on January 13, 2025, Amcor filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as amended on January 21, 2025, containing a joint proxy statement of Amcor and Berry that also constitutes a prospectus of Amcor. The registration statement was declared effective by the SEC on January 23, 2025 and Amcor and Berry commenced mailing the definitive joint proxy statement/prospectus to their respective shareholders on or about January 23, 2025. INVESTORS AND SECURITY HOLDERS OF AMCOR AND BERRY ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Amcor or Berry through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Amcor are available free of charge on Amcor’s website at amcor.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Berry are available free of charge on Berry’s website at berryglobal.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.”

Certain Information Regarding Participants

Amcor, Berry, and their respective directors and executive officers may be considered participants in the solicitation of proxies from the shareholders of Amcor and Berry in connection with the proposed transaction. Information about the directors and executive officers of Amcor is set forth in its Annual Report on Form 10-K for the year ended June 30, 2024, which was filed with the SEC on August 16, 2024, its proxy statement for its 2024 annual meeting, which was filed with the SEC on September 24, 2024, and its Current Report on Form 8-K, which was filed with the SEC on January 6, 2025. Information about the directors and executive officers of Berry is set forth in its Annual Report on Form 10-K for the year ended September 28, 2024, which was filed with the SEC on November 26, 2024, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on January 7, 2025. Information about the directors and executive officers of Amcor and Berry and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed with the SEC and other relevant materials filed with or to be filed with the SEC regarding the proposed transaction when they become available. To the extent holdings of Amcor’s or Berry’s securities by its directors or executive officers have changed since the amounts set forth in the definitive joint proxy statement/prospectus, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Amcor’s or Berry’s website as described above.